Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

SUMMIT THERAPEUTICS COMPLETES TARGETED ENROLMENT FOR SMT19969 PHASE 2 TRIAL FOR C. DIFFICILE INFECTION

Oxford, UK, 10 September, 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection (‘CDI’), today announced the completion of patient enrolment into the CoDIFy Phase 2 proof of concept trial of SMT19969 for the treatment of CDI. Patient dosing and follow-up is continuing and top-line results are expected in the fourth quarter of 2015. SMT19969 is a novel, oral antibiotic designed to selectively target C. difficile bacteria while not harming the gut microbiome that is essential in protecting against disease recurrence.

“CDI is now widely accepted to be a major healthcare issue, and with current antibiotics used to treat CDI having high rates of disease recurrence, there is an urgent need to develop new therapies,”said Glyn Edwards, Chief Executive Officer of Summit. “We believe SMT19969 represents an important advance as its potency in killing C. difficile bacteria is complemented by selective targeting that leaves the healthy gut microbiome unharmed. The timely completion of enrolment into our CoDIFy proof of concept trial achieves an important milestone and means we remain on-track to report top-line results in the fourth quarter of this year.”

C. difficile is one of three pathogens that pose an immediate public health threat according to the US Center for Disease Control and Prevention (‘CDC’). CDI has a high economic impact with annual acute care costs estimated at $4.8 billion in the United States alone. The key clinical issue is disease recurrence with approximately 25% of patients suffering recurrence of CDI, a risk that rises to 40% after a first recurrence and over 65% after a second recurrence.

SMT19969 has received Qualified Infectious Disease Product designation (‘QIDP’) and Fast Track status from the US Food and Drug Administration. The development of SMT19969 is being supported by a Wellcome Trust Translational Award.

About CoDIFy Phase 2 Clinical Trial

CoDIFy, is a double- blind, randomized, active control Phase 2 trial evaluating the efficacy of SMT19969 against the current standard of care, vancomycin. CoDIFy is being conducted in the United States and Canada. The trial has enrolled a total of 100 patients, with half receiving ten days of dosing with SMT19969, and half receiving ten days of dosing with vancomycin. The primary endpoint of the trial is sustained clinical response, a composite endpoint which is defined as clinical cure at the test of cure visit with no recurrence of CDI within 30 days after the end of treatment. The trial is also examining a number of secondary endpoints, including the safety and tolerability of SMT19969 and its impact on patients’ gut microbiome.

About SMT19969

SMT19969 is a novel, oral small molecule antibiotic that is being developed specifically for the treatment of CDI. Results from non-clinical efficacy studies show that SMT19969 combines potent bactericidal activity against C. difficile with high levels of antibacterial selectivity. A Phase 1 trial conducted in healthy volunteers showed SMT19969 to be well tolerated at all doses tested. In addition, a significant reduction in total clostridia but not in other bacterial groups was reported, demonstrating that SMT19969 was highly sparing of the gut microbiome.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, the timing of initiation, completion and availability of data from clinical trials and expectations regarding the sufficiency of Summit’s cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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